Exhibit (a)(1)(iii)
EASTMAN KODAK COMPANY

Offer to Purchase for Cash
Any and All of its Outstanding
3.375% Convertible Senior Notes due 2033
at a Purchase Price of $1,000 per $1,000 Principal Amount
Plus Accrued and Unpaid Interest Thereon
CUSIP Nos. 277461BE8 and 2774618XO

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, OCTOBER 19, UNLESS THE OFFER IS EXTENDED.

September 18, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Eastman Kodak Company, a New Jersey corporation, (the “Company”) has appointed us to act as Dealer Manager in connection with its offer to purchase for cash any and all of its outstanding 3.375% Convertible Senior Notes due 2033 (the “Notes”) for an amount in cash equal to 100% of the principal amount of the Notes validly tendered and accepted for purchase, plus accrued and unpaid interest thereon up to, but not including, the date of purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase. The description of the Offer to Purchase in this letter is only a summary and is qualified in its entirety by all of the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal.

As of September 17, 2009, Notes in an aggregate principal amount of $575,000,000 were outstanding. The Offer is not conditioned on any minimum principal amount of Notes being tendered. The Offer is, however, subject to certain other conditions including the successful completion of the financing transactions from which the Company expects to obtain the funds necessary to complete the Offer. See Section 10, “Conditions of the Offer” of the Offer to Purchase.

Only Notes validly tendered and not validly withdrawn will be subject to purchase pursuant to the Offer. Notes not purchased in the Offer will be returned to the tendering Note holders (the “Holders”) at the Company’s expense promptly after the expiration of the Offer.

The Offer expires at 5:00 p.m., New York City time, on Monday, October 19, 2009, unless the Offer is extended or earlier terminated (such date and time, as extended, the “Expiration Date”). Notes tendered may be withdrawn, pursuant to the terms of the Offer, until the Expiration Date, but not thereafter, provided, however, that Notes not yet accepted for purchase may be withdrawn at any time after Monday, November 16, 2009.

The Company reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 10 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated September 18, 2009.

2. Letter of Transmittal for the Notes for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup U.S. federal income tax withholding.

3. A letter to clients that you may send to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

DTC participants will be able to execute tenders through the DTC Automated Tender Offer Program.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

For Notes to be tendered validly pursuant to the Offer, the certificates for such Notes, or confirmation of receipt of such Notes pursuant to the procedure for book-entry transfer set forth in Section 6 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal (or a facsimile copy thereof) including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 6 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 p.m., New York City time, on Monday, October 19, 2009 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Notes pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Notes held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all transfer taxes, if any, on its purchase of the Notes except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to Georgeson, the Information Agent, at 800-248-7605 or at the address set forth on the back cover of the Offer to Purchase, or to us, at 800-624-1808. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

Morgan Stanley

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENT SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT, THE DEPOSITARY, OR ANY OF THEIR RESPECTIVE AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

2